Exhibit (e)

Eaton Vance Floating-Rate Opportunities Fund

Terms and Conditions of Dividend Reinvestment Plan

Eaton Vance Floating-Rate Opportunities Fund (the “Fund”) hereby adopts the following Dividend Reinvestment Plan (the “Plan”) with respect to distributions declared by its Board of Trustees on any class of common shares of beneficial interest of the Fund (the “Shares”).

1. Participation; Agent. The Plan is available to holders of record of Shares. BNY Mellon Investment Servicing (US) Inc. (the “Agent”) will act as Agent for the holders of record of Shares that have not opted out of or withdrawn from the Plan (the “Participants”) and open an account for each Participant under the Plan in the same name as his or her outstanding Shares are registered. Each holder of Shares of the Fund will automatically participate in the Plan unless it has elected not to participate in the Plan by indicating that choice in a shareholder certification at the time of initial investment in the Fund or by otherwise instructing the Agent pursuant to Section 2 below. Unless a Participant elects to withdraw from the Plan or elects another option described in Sections 2 and 3 below, the Agent will reinvest all income dividends or capital gains or other distributions (“Distributions”) by the Fund to Participants, net of any applicable U.S. withholding tax, in additional full or fractional Shares of the same class of the Fund or, upon Participant election, pay such Distributions in cash.

2. Election to Participate; Participation Options; Termination of Participation. Participants automatically participate in the Plan under the default option that Distributions will be payable fully in Shares (the “Default Option”), unless and until a Participant elects the Partial Reinvest Option or Exchange Option described in Section 3 below or an election is made to withdraw from the Plan on behalf of such Participant. Participation in the Plan is completely voluntary and may be terminated or resumed, or a Participant may choose a different participation option, at any time without penalty by written notice if received and processed by the Agent or, if applicable, a shareholder’s financial intermediary prior to the Distribution record date. A shareholder who wishes to participate in the Plan under the Partial Reinvest Option or Exchange Option, rather than the Default Option, or wishes to withdraw from the Plan and receive Distributions fully in cash may make such election by written instruction to that effect to the Agent at P.O. Box 534439, Pittsburgh, PA 15253-4439 or toll-free at 1-800-262-1122 or to such shareholder’s financial intermediary, who will inform the Fund. The Agent seeks to process notices received after the Distribution record date but prior to the Distribution payable date and such notices often will become effective by the Distribution payable date. Where late notices are not processed by the applicable Distribution payable date, such termination or resumption will be effective with respect to any subsequently declared Distribution. Shareholders who elect not to participate in the Plan will receive all Distributions in cash paid to the shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee).

3. Partial Reinvest Option; Exchange Option. In addition to the Default Option, Participants may also elect the Partial Reinvest Option or Exchange Option. Under the Partial Reinvest Option, dividend Distributions are payable in cash and capital gains Distributions are payable in Shares. Under the Exchange Option, Distributions are reinvested in additional shares of any class of another Eaton Vance fund chosen by a shareholder, subject to the terms of that fund’s prospectus.

4. Share Purchases. When the Fund declares a Distribution and such Distribution is payable in Shares, the Agent, on the shareholder’s behalf, will, in the case of shareholders participating in the Plan under the Default Option or Partial Reinvest Option, receive additional authorized Shares from the Fund either newly issued or repurchased from shareholders by the Fund or, in the case of shareholders participating in the Plan under the Exchange Option, receive authorized shares from the applicable Eaton Vance fund chosen by the shareholders. The number of Shares to be received under the Default Option or Partial Reinvest Option when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per Share. In the case of Distributions reinvested under the Exchange Option, the number of shares of the applicable Eaton Vance fund chosen by the shareholder to be received by such shareholder will be determined by dividing the amount of the Distribution by such other Eaton Vance fund’s NAV per share. There will be no sales load charged on Shares issued to a shareholder under the Plan. Each Participant’s uninvested funds held by the Agent will not bear interest. The automatic reinvestment of any Distributions will not relieve Participants of any taxes that may be payable (or required to be withheld) on such Distributions. For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

5. Liability of the Fund and Agent. Neither the Fund nor the Agent shall have any duties, responsibilities or liabilities pursuant to the Plan except such as expressly set forth herein. The Fund shall not be liable for any claims in connection with any inability to purchase Shares within the time provided, or with the timing of any Purchases effected. Neither the Fund nor the Agent shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a Participant’s account prior to receipt of written notice of such Participant’s death; or (b) with respect to prices at which Shares are purchased for the Participant’s account and the terms on which such purchases are made. Notwithstanding the foregoing, the Agent shall be liable for losses or damages due to errors if such error is caused by the Agent’s negligence, bad faith, or willful misconduct.

6. Recordkeeping. The Agent may hold each Participant’s Shares acquired pursuant to the Plan together with the Shares of other shareholders of the Fund acquired pursuant to the Plan in noncertificated form in the Agent’s name or that of the Agent’s nominee. Each Participant will be sent a confirmation by the Agent of each acquisition made for their account as soon as practicable, but not later than 60 days after the date thereof. Although each Participant may from time to time have an undivided fractional interest in a Share of the Fund, no certificates for a fractional Share will be issued. However, distributions on fractional Shares will be credited to each Participant’s account.

In the case of shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the Plan, the Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan. In the event of termination of a Participant’s account under the Plan, the Agent will adjust for any such undivided fractional interest in cash at the net asset value of Shares at the time of termination. Any Share dividends or split Shares distributed by the Fund on Shares held by the Agent for Participants will be credited to their accounts.

7. Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the other Shares issued pursuant to the Fund’s public offering.

8. Fees. The Agent’s service fee for handling Distributions will be paid by the Fund.

9. Termination or Amendment of the Plan. The Fund reserves the right to amend or terminate the Plan upon 60 days’ notice to shareholders. There is no direct service charge to Participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

10. Applicable Law. These terms and conditions shall be governed by the laws of The Commonwealth of Massachusetts.